COSTO INC.

Shierweilu Nanjingjie Street №67

Heping District, Shenyang

Liaoning, China 110003

Tel. +8618204048501

April 20, 2015

Ms. Griffith

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Costo Inc.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed March 13, 2015

       File No. 333-201851

Dear Ms. Griffith

Costo Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 27, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 13, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note that your auditor provided a consent to the use of its audit report that was dated February 2, 2015. Given the extended period of time that has passed since this consent was provided, please file an updated consent from your auditor.

Our response: We have filed updated consent from our auditor.

2. We note your response to our prior comment 3 regarding the resignation of Mr. Kriukov. We also note, however, that there are substantial similarities between your company and Lissome Trade Corp. For example, Lissome was incorporated in Nevada during the same week in May 2014 as Costo and is in the business of distributing metal cookware made in China to Europe and CIS countries. In addition, we note that Mr. Kriukov is the Secretary and a shareholder of Lissome and was originally the Secretary of Costo. Given these similarities, please tell us what relationships or connections, if any, exist between Costo and Lissome.

Our response: There are no relationships or connections exist between Costo and Lissome.

3. We note that you have not identified yourself as a shell company, but you state that you have a very limited operating history. Please provide us analysis as to whether you are a shell company within the meaning of that term in Securities Act Rule 405.

Our response: We do not believe that Costo Inc. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Costo Inc. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Costo Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Costo Inc. investigated the market demand of auto parts distribution. Additionally, we have researched auto parts market in the Europe. Also, as of today, we have entered into a contract with our supplier, ZHEJIANG ANTAI AUTO PARTS CO., LTD., dated December 10, 2014. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Please direct any further comments or questions you may have to the company at costoinc@gmail.com

Thank you.

Sincerely,

/S/ Yuhua Xu

Yuhua Xu, President